SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 5, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Nominates Lead Director

Calgary, AB, April 1, 2004 – Shaw Communications Inc. (“Shaw”) is pleased to announce that its Board of Directors has nominated the Right Honourable Don Mazankowski to the role of Lead Director. “We are extremely pleased that Don has accepted the responsibility of serving as Lead Director on our Board,” said JR Shaw, Executive Chair of Shaw Communications. “Don is an outstanding Canadian with a long and distinguished career in public service and corporate Canada,” he added.

The Lead Director is an outside and unrelated director appointed by the Board of Directors to ensure that the Board can perform its duties in an effective and efficient manner independent of management. The appointment of a Lead Director is part of Shaw’s ongoing commitment to good corporate governance.

Mr. Mazankowski was a Member of the Parliament of Canada from 1968 to 1993 and held a number of Cabinet positions, including Deputy Prime Minister, Minister of Finance and President of the Privy Council. Mr. Mazankowski is a director of a number of national and international Corporations.

He has been a director of Shaw since 1993 and is currently chairman of the Corporate Governance Committee of the Board and a member of the Executive Committee.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact: Jim Shaw CEO Shaw Communications Inc. 403-750-4500	JR Shaw Executive Chair Shaw Communications inc. 403-750-4500